BPB 3/6

03013734

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43314

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Providence Capital Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

730 Fifth Avenue, Suite 1002
(No. and Street)

New York (City) NY (State) 10019-4105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Herbert A. Denton 212-888-3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frankel and Topche, P.C.
(Name – *if individual, state last, first, middle name*)

111 Northfield Avenue (Address) West Orange (City) NJ (State) 07052 (Zip Code)

PROCESSED
MAR 20 2003
THOMSON
FINANCIAL

SEC MAIL RECEIVED PROCESSING
MAR 03 2003
WASH. D.C. SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Herbert Denton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Providence Capital, Inc., as of 28th Feb, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NAUTAM PARIKH
Notary Public, State of NY
no. 41-4839818
Qualified in Queens County
Commission Expires MAY 31, 2003

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (cash flows)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital. (Schedule I)
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Schedule III)
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Schedule III)
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (Schedule II)
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRANKEL AND TOPCHE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

111 Northfield Avenue
West Orange, N.J. 07052
(973) 669-9600
Fax: (973) 669-0440
www.frankelandtopche.com

Independent Auditors' Report

To the Stockholders of
Providence Capital, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Providence Capital, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholders' deficiency, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Providence Capital, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 29, 2003

Frankel and Topche, P.C.

PROVIDENCE CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION - DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 39,990
Marketable securities owned, at market value	32,247
Receivables from brokers and dealers	27,226
Employee advances	1,782
Property and equipment, at cost, net	18,064
Other assets:	
Security deposit	33,000
Prepaid expenses and other assets	18,093
	$ 170,402

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Accounts payable and accrued expenses	$ 64,322
Subordinated stockholder loans	977,808
Stockholders' deficiency:	
Common stock, $0.01 par value; authorized 1,000 shares; 450 shares issued; 116 shares outstanding	5
Additional paid-in capital	2,000,171
Accumulated deficit	(2,391,522)
Treasury stock, at cost, 334 shares	(480,382)
Total stockholders' deficiency	(871,728)
	$ 170,402

See notes to financial statements.

PROVIDENCE CAPITAL, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002

Revenues:	
Brokerage commissions	$ 877,565
Fee income	232,976
Trading gains and losses, net	3,537
Interest and dividend income	972
Net change in unrealized appreciation in marketable securities	9,038
Other income	65,489
	1,189,577
Expenses:	
Employees compensation and benefits	744,001
Communication	65,636
Occupancy	86,004
Clearance fees	302,694
Depreciation and amortization	5,280
Interest	49,592
Other operating expenses	442,886
	1,696,093
Net loss	$ (506,516)

See notes to financial statements.

PROVIDENCE CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY

YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-in Capital	Accum. Deficit	Treasury Stock	Total
Balances at 1-1-2002	$ 5	$ 1,750,171	$(1,885,006)	$(480,382)	$(615,212)
Contributions		250,000			250,000
Net loss			(506,516)		(506,516)
Balances at 12-31-2002	$ 5	$ 2,000,171	$(2,391,522)	$(480,382)	$(871,728)

See notes to financial statements.

PROVIDENCE CAPITAL, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2002

Balance at January 1, 2002	$929,678
Additions:	
Accrued interest on loans from stockholder	48,130
Balance at December 31, 2002	$977,808

See notes to financial statements.

PROVIDENCE CAPITAL, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net loss	$(506,516)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	5,280
Accrued interest on subordinated stockholder loans	48,130
Securities owned, net	63,762
Receivables from brokers and dealers	21,608
Receivables from customers	5,000
Other current assets	(1,782)
Security deposit	(15,944)
Prepaid expenses and other assets	96,342
Accounts payable and accrued expenses	(43,108)
Net cash used in operating activities	(327,228)
Cash flows from investing activities:	
Repayments of advances to affiliates	17,116
Purchases of equipment	(8,379)
Net cash provided by investing activities	8,737
Cash flows from financing activities:	
Repayment of advances from stockholder	(14,335)
Additional paid-in capital	250,000
Net cash provided by financing activities	235,665
Net decrease in cash	(82,826)
Cash and cash equivalents - January 1, 2002	122,816
Cash and cash equivalents - December 31, 2002	$ 39,990
Supplemental cash flow disclosure:	
Income tax payments	$ 10,497

See notes to financial statements.

PROVIDENCE CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

1. Nature of Business:

Providence Capital, Inc. (the "Company") provides investment banking services to customers located throughout the United States and is a registered broker/dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

2. Summary of significant accounting policies:

Cash and cash equivalents:

Cash and cash equivalents include money market funds. The Company defines cash equivalents as highly liquid investments with a maturity of three months or less.

From time to time, the Company has cash balances in excess of the FDIC insured amount of $100,000.

Investment valuation:

Investments in securities of publicly held companies are stated at the last reported sales price on the day of valuation or the last quoted bid price for securities which no sale was reported on that date.

Use of estimates:

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment:

Property and equipment, carried at cost, are depreciated using a straight-line method over their estimated useful lives. Leasehold improvements are amortized on a straight-line basis over the lesser of the term of the lease or the life of the related asset.

Income taxes:

The Company, with the consent of its stockholders, has elected to be an "S" corporation under the Internal Revenue Code and the statutes of the State of New York. Instead of paying corporate income taxes, the stockholders of an "S" corporation are taxed individually on their proportionate shares of the company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements. Local income taxes are provided based on statutory rates.

PROVIDENCE CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEAR ENDED DECEMBER 31, 2002

3. Marketable securities owned:

Investments in marketable securities represent nominal interests in various common stocks in publicly traded companies.

	Shares	Value
Securities owned at December 31, 2002:		
Common Stock (100.0%)		
Adaptive Broadband Corp. (0.02%)	8,100	$ 8
AP Pharma Inc. (4.34%)	1,399	1,399
Durango Apparel (0.00%)	2,000	0
Polymedica Corp. (95.64%)	1,000	30,840
Delta Omega Technologies, Ltd. (0.00%)	10,000	0
Total common stocks (cost $125,244)		$ 32,247

4. Property and equipment:

Property and equipment consists of the following at December 31, 2002:

Office equipment	$ 15,292
Furniture	40,127
	55,419
Less accumulated depreciation	37,355
	$ 18,064

5. Subordinated stockholder loans:

Subordinated stockholder loans consist of the following at December 31, 2002:

7%, interest and principal due at maturity in December 2003	$ 402,801
7%, interest and principal due at maturity in January 2004	234,984
Accrued interest at December 31, 2002	340,023
	$ 977,808

The notes were approved by the National Association of Securities Dealers (NASD) as qualifying for net capital.

6. Related party transactions:

Approximately 5% of the Company's brokerage commissions were directed from a partnership controlled by one of the Company's stockholders.

7. Revenues:

Brokerage commissions represent commissions paid to the Company by three brokers who clear transactions and carry all of the accounts on behalf of the Company's customers.

8. Commitments:

Commencing May 1, 2002, the Company began subleasing office space under an operating lease which expires in April 2005. Rent expense under this lease and the prior office lease aggregated $41,482 net of rental income of $122,070 for the year ended December 31, 2002. The Company subleases a portion of its office space on a month-to-month basis.

The total minimum rental commitments under this lease are as follows:

Year ending December 31:	
2003	$172,068
2004	177,230
2005	30,273
	$379,571

9. Net Capital requirement:

As a registered broker-dealer and member of the NASD, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital rule 15c3-1 which requires that the Company maintain a minimum net capital, as defined, of $5,000. In addition, the rule requires that the ratio of the Company's aggregate indebtedness, as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $26,205, which was $21,205 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 2.45 to 1.

10. Retirement Plan:

Beginning in December 2002, the Company adopted a 401(k) plan. The plan allows for matching and discretionary profit sharing contributions after 6 months of employment. The Company made no contributions in 2002.

PROVIDENCE CAPITAL, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO THE UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2002

Total stockholders' deficiency and subordinated loans	$ 106,080
Deductions:	
Non-allowable assets:	
Employee advances	1,782
Property and equipment, at cost, net	18,064
Security deposit	33,000
Prepaid expenses and other assets	18,093
Total deductions	70,939
Net capital before haircuts on securities positions	35,141
Haircuts on securities positions	8,936
Net capital	$ 26,205
Aggregate indebtedness	$ 64,322
Minimum net capital required	$ 5,000
Excess net capital	$ 21,205
Ratio: Aggregate indebtedness to net capital	2.45 to 1

PROVIDENCE CAPITAL, INC.

SCHEDULE II - RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING

DECEMBER 31, 2002

Net capital, Part III, Schedule I	$ 26,205
Net audit adjustments	16,500
Change in haircuts on securities positions as a result of net audit adjustments	248
Rounding	1
Net capital, as reported in the Company's Part IIA (unaudited) FOCUS Report	$ 42,954

PROVIDENCE CAPITAL, INC.

SCHEDULE III - EXEMPTION FROM RULE 15c3-3

DECEMBER 31, 2002

Providence Capital is exempt from Rule 15c3-3 since all customer transactions are cleared through another broker/dealer on a fully disclosed basis. Providence Capital uses the following firms to clear its transactions for its customers:

1. Jefferies & Company, Inc.
2. Capital Institutional Services
3. Pershing

FRANKEL AND TOPCHE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

111 Northfield Avenue
West Orange, N.J. 07052
(973) 669-9600
Fax: (973) 669-0440
www.frankelandtopche.com

To the Stockholders of
Providence Capital, Inc.
New York, New York

In planning and performing our audit of the financial statements of Providence Capital, Inc. ("the Company") for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures, including tests of such practices and procedures followed by the Company, that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Fulvel and Topchi, P.L.

January 29, 2003